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Annual Statement as to Compliance

For the Year Ended December 31, 2021 (the “Reporting Period”)

GS Mortgage Securities Corporation II,

Series 2019-GC39

Pursuant to Section 3.01 (32) of the Subservicing Agreement governing the referenced transaction (the “Servicing Agreement”), as an authorized officer of Berkadia Commercial Mortgage LLC (“Berkadia”), I hereby attest that:

i.                     A review of the activities and performance of Berkadia as Subservicer during the (‘reporting period”) has been made under my supervision.

ii.                   To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the Reporting Period and no default by the Subservicer under the Subservicing Agreement has occurred and is continuing.

Berkadia Commercial Mortgage LLC,

 /s/  Mark E. McCool

Mark E. McCool

President

February 10, 2022